 EXHIBIT 99.1

THE TORONTO-DOMINION BANK
ANNUAL MEETING OF COMMON SHAREHOLDERS
THURSDAY, APRIL 10, 2025

VOTING RESULTS
This report on the voting results of the 169th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: www.td.com/annual-meeting/2025

1 .	Election of Directors
	Each of the nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes For	Votes Witheld	% Votes
					Withheld
	Ayman Antoun	832,329,551	98.2	15,671,483	1.8
	Ana Arsov	844,150,403	99.5	3,850,631	0.5
	Cherie L. Brant	616,753,262	72.7	231,247,772	27.3
	Raymond Chun	844,633,120	99.6	3,367,914	0.4
	Elio R. Luongo	844,618,821	99.6	3,382,213	0.4
	Alan N. MacGibbon	488,981,243	57.7	359,019,791	42.3
	John B. MacIntyre	822,776,889	97.0	25,224,145	3.0
	Keith G. Martell	842,788,940	99.4	5,212,094	0.6
	Nathalie M. Palladitcheff	844,348,202	99.6	3,652,832	0.4
	S. Jane Rowe	605,516,738	71.4	242,484,296	28.6
	Nancy G. Tower	807,799,059	95.3	40,201,975	4.7
	Ajay K. Virmani	809,555,230	95.5	38,445,804	4.5
	Mary A. Winston	617,022,613	72.8	230,978,421	27.2
	Paul C. Wirth	842,796,055	99.4	5,204,979	0.6

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	844,341,335	97.2	24,638,913		2.8

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	713,960,300	84.2	134,034,434		15.8

4 .	Shareholder Proposal 1

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	324,331,697	38.3	521,778,062	61.7	1,888,255

5 .	Shareholder Proposal 2

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	229,249,948	27.2	615,007,150	72.8	3,739,950

6 .	Shareholder Proposal 3

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	146,639,060	17.4	698,235,775	82.6	3,124,809

7 .	Shareholder Proposal 4

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	5,995,185	0.7	839,634,950	99.3	2,367,871

8 .	Shareholder Proposal 5

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	138,288,112	17.5	652,089,591	82.5	57,621,933

9 .	Shareholder Proposal 6

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	84,383,637	10	760,415,325	90	3,198,636

10	Shareholder Proposal 7

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	18,220,936	2.2	823,718,080	97.8	2,332,793

11 .	Shareholder Proposal 8

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	5,453,657	0.6	840,663,725	99.4	1,868,111

12 .	Shareholder Proposal 9

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
	4,226,625	0.5	841,431,005	99.5	2,321,097

	*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.